FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

February 3, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on February 3, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (President and Chief Executive Officer) - (416) 366-2221.

9.	Date of Report

February 13, 2017.

Schedule "A"

PRESS RELEASE

LONCOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – February 3, 2017 – Loncor Resources Inc. (the "Company") (TSX: "LN") is pleased to announce that, further to its January 24, 2017 press release, it has closed a non-brokered private placement of 4,000,000 units of the Company (the "Units") at a price of Cdn$0.12 per Unit for gross proceeds of Cdn$480,000. Each Unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. The Company intends to use the proceeds from this financing for general corporate purposes. All securities issued in connection with the financing will be subject to a hold period of four months plus a day from the date of closing and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Loncor Resources Inc. (the "Company") is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company’s Ngayu exploration permits cover 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The North Kivu exploration permits cover a contiguous area of 13,210 km2. Both projects have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.